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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Maxtor Corporation

(Name of Issuer)
Common Stock. $0.01 par value

(Title of Class of Securities)
577729205
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

        * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.            577729205

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Hynix Semiconductor America Inc., formerly known as Hyundai Electronics America/ Employer Identification Number 94-2876679.

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP (SEE INSTRUCTIONS) / / Not applicable.	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
12,500,000

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
12,500,000

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / / Not applicable. (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

ITEM 1.

(a)	Name of Issuer
Maxtor Corporation ("Maxtor")

(b)	Address of Issuer's Principal Executive Offices
500 McCarthy Boulevard, Milpitas, CA 95035

ITEM 2.

(a)	Name of Person Filing
Hynix Semiconductor America Inc. ("Hynix")

(b)	Address of Principal Business Office or, if none, Residence
3101 North First Street, San Jose, CA 95134

(c)	Citizenship
The filing company is incorporated in California.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
577729205

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
12,500,000 shares

(b)	Percent of class:

5.2%, based on 239,799,343 shares outstanding as reported in the Quarterly Report on Form 10-Q filed on November 13, 2001.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
12,500,000*†

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
12,500,000

	(iv)	Shared power to dispose or to direct the disposition of
0

        * In a public offering completed on October 9, 2001, Hynix sold 23,329,843 shares of Maxtor Common Stock to the underwriters named in the final prospectus filed October 4, 2001 (the "S-3 Offering"). Simultaneously with the closing of the S-3 Offering, Maxtor repurchased 5,000,000 shares of its Common Stock from Hynix (the "Maxtor Repurchase") pursuant to the terms of the Option to Purchase Shares of Stock between Hynix and Maxtor dated May 24, 2001. The sale of shares of Maxtor Common Stock in the S-3 Offering and the Maxtor Repurchase reduced Hynix' beneficial ownership to 12,500,000 shares of Maxtor Common Stock.

        † In a public offering completed on February 9, 1999, DECS Trust IV, a Delaware business trust (the "Trust"), sold 12,500,000 DECS. DECS are securities that represent all of the beneficial interest in the Trust, which owns U.S. Treasury Securities and a prepaid forward contract (the "Contract") with Hynix for the purchase of up to 12,500,000 shares of Maxtor Common Stock owned by Hynix. Pursuant to the terms of the Contract, Hynix has granted the Trust a security interest in 12,500,000 shares of Maxtor Common Stock. On or about February 15, 2002, or upon earlier liquidation of the Trust in certain circumstances, the Trust will distribute the shares of Maxtor Common Stock owned by Hynix subject to the Contract to holders of the DECS. However, unless and until Hynix distributes the shares of Maxtor Common Stock to the Trust, Hynix will retain beneficial ownership of such shares. The Contract provides that Hynix may deliver fewer shares of Maxtor Common Stock or choose to settle its obligations under the DECS in cash. Hynix presently intends to deliver 12,500,000 shares of Maxtor Common Stock upon termination of the Trust, at which point Hynix will not beneficially own any shares of Maxtor Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Upon Hynix' delivery of the 12,500,000 shares of Maxtor Common Stock to the Trust, Hynix will cease to be the beneficial owner of any shares of Maxtor Common Stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable

ITEM 10. CERTIFICATION

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2002 HYNIX SEMICONDUCTOR AMERICA INC.

Signature:	/s/ Halfred M. Hofherr
Halfred M. Hofherr Secretary

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SIGNATURE